NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE AMERICAN LLC (the 'Exchange' or 'NYSE American') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Common Stock (the 'Common Stock'), 8.625% Series A Cumulative Preferred Stock, and 10.75% Series B Cumulative Preferred Stock (collectively with the Common Stock, the 'Securities') of Gastar Exploration Inc. (the 'Company') from listing and registration on the Exchange on September 25, 2018 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation, Inc. ('NYSE Regulation') reached its decision to initiate delisting proceedings pursuant to Section 1003 of the NYSE MKT Company Guide because of the 'abnormally low' trading price of the Common Stock. On September 6, 2018, NYSE Regulation determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by phone and by letter on September 6, 2018. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange’s website on September 6, 2018. Trading in the Securities were immediately suspended on September 6, 2018. The Company had a right to appeal the determination to delist the Securities by a Committee of the Board of Directors of the Exchange, provided that it filed a written request for such a review with the Secretary of the Exchange within seven business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.